Exhibit 99.1

Veren Announces Closing of Non-Core Asset Disposition

CALGARY, AB, June 14, 2024 /CNW/ - Veren Inc. ("Veren", or the "Company") (TSX: VRN) (NYSE: VRN) is pleased to announce that it has successfully closed its previously announced disposition of certain non-core assets in Saskatchewan for $600 million in cash (approximately $540 million including closing adjustments).

Net proceeds from this strategic disposition will be directed to further strengthen the Company's balance sheet. Veren expects its net debt to total $2.8 billion by year-end 2024 based on average commodity prices of US$75/bbl WTI and $2.10/Mcf AECO for the full year.

The Company will continue to focus on its strategic priorities of operational execution, strengthening and optimizing its balance sheet, and increasing its return of capital to shareholders.

Advisory

Specified Financial Measures

"Net debt" does not have any standardized meaning as prescribed by International Financial Reporting Standards ("IFRS") and, therefore, may not be comparable with the calculation of similar measures presented by other issuers. Refer to the Specified Financial Measures section of the Company's MD&A for the three months ended March 31, 2024, which section is incorporated herein by reference, and available on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov/edgar.

The most directly comparable financial measure for net debt disclosed in the Company's financial statements is long-term debt, which was $3.59 billion as at March 31, 2024.

Forward-Looking Statements

Any "financial outlook" or "future oriented financial information" in this press release, as defined by applicable securities legislation has been approved by management of Veren. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Certain statements contained in this press release constitute "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934 and "forward-looking information" for the purposes of Canadian securities regulation (collectively, "forward-looking statements"). This press release contains forward-looking statements pertaining to use of proceeds from the disposition and 2024 year-end net debt, based on the commodity prices specified.

By their nature, such forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements, including those material risks and assumptions discussed in the Company's Annual Information Form for the year ended December 31, 2023 and our Management's Discussion and Analysis for the year ended December 31, 2023 and for the quarter ended March 31, 2024.

Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed herein or otherwise. Veren undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law.

FOR MORE INFORMATION ON VEREN, PLEASE CONTACT:

Sarfraz Somani, Manager, Investor Relations

Telephone: (403) 693-0020 Toll-free (US and Canada): 888-693-0020

Address: Veren Inc. Suite 2000, 585 - 8th Avenue S.W. Calgary AB │T2P 1G1

www.vrn.com

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SOURCE Veren Inc.

View original content: http://www.newswire.ca/en/releases/archive/June2024/14/c9103.html

%CIK: 0001545851

CO: Veren Inc.

CNW 16:15e 14-JUN-24